UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Tucows Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

898697107
(CUSIP Number)

Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Elliot Noss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		_____
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Canada
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER	3,077,083 Shares
	8	SHARED VOTING POWER	80,000 Shares
	9	SOLE DISPOSITIVE POWER	3,077,083 Shares
	10	SHARED DISPOSITIVE POWER	80,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,157,083 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		_____
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.7%
14	TYPE OF REPORTING PERSON (See Instructions)		IN

Item 1.  Security and Issuer.

This statement relates to the common stock, no par value (the “Common Stock”), of Tucows Inc., a Pennsylvania corporation (the “Issuer”). The principal executive office of the Issuer is located at 96 Mowat Avenue, Toronto, Ontario, Canada, M6K 3M1.

Item 2.  Identity and Background.

(a)	This statement is being filed by Elliot Noss (the “Filing Person”).

(b)-(c)
The principal business address of the Filing Person is 96 Mowat Avenue, Toronto, Ontario, Canada, M6K 3M1. The present principal occupation of the Filing Person is President and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Filing Person has not been convicted in a criminal proceeding.

(e)
During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Filing Person is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 26, 2011, the Issuer announced the completion of a Dutch Auction Tender Offer (the “Tender Offer”) pursuant to which the Issuer used available cash to purchase 3,913,670 shares of Common Stock at a purchase price of $0.70 per share.  Following completion of the Tender Offer, the number of issued and outstanding shares of Common Stock decreased to 53,448,591 shares, which  resulted in the Filing Person beneficially owning 5.3%, calculated in accordance with Rule 13d-3(d)(i)(D), of the shares of outstanding Common Stock.

From completion of the Tender Offer through May 4, 2011, the filing date of this Schedule 13D (the “Filing Date”), the Filing Person acquired ownership of 188,525 shares of Common Stock in the transactions set forth in the following table:

Date of Acquisition	No. of Shares	Type of Security Acquired	Transaction Description	Aggregate Purchase Price	Form of Beneficial Ownership
1/19/2011 (1)	37,500	Common Stock Underlying Options	Vesting of shares underlying a stock option granted on 3/19/2007 to the Filing Person	N/A	Direct
2/16/2011 (1)	25	Common Stock	Vesting of restricted stock units granted on 4/17/2009 to the Filing Person	N/A	Direct
3/17/2011 (1)	32,000	Common Stock Underlying Options	Vesting of shares underlying a stock option granted on 5/17/2010 to the Filing Person	N/A	Direct
3/23/2011 (1)	15,000	Common Stock Underlying Options	Vesting of shares underlying a stock option granted on 5/23/2008 to the Filing Person	N/A	Direct
3/4/2011	48,000	Common Stock	Open market purchase by the Filing Person’s wife with personal funds (2)	$40,190.40	Indirect (5)
12/1/2010	7,585	Common Stock	Open market purchase by the Filing Person’s wife with personal funds (3)	$5,309.50	Indirect (5)
11/30/2010	48,415	Common Stock	Open market purchase by the Filing Person’s wife with personal funds (4)	$33,851.77	Indirect (5)

(1)	Represents the date 60 days prior to vesting date of the shares.

(2)
24,000 shares are held by each of the Filing Person’s U.S. Retirement Savings Plan (“RSP”) account (the “Elliot U.S. RSP Account”) and the Filing Person’s wife in one of the Spousal RSP accounts (as defined below).

(3)	Shares are held by the Filing Person’s wife in one of the Spousal RSP Accounts.

(4)	Shares are held by the Filing Person’s wife in two of the Spousal RSP Accounts.

(5)
The Filing Person has control over the Spousal RSP Accounts pursuant to two General Powers of Attorney granted to him by his wife on April 13, 2006 and January 29, 2007 (the “Spousal Powers of Attorney”).

Item 4.  Purpose of Transaction.

The Filing Person is the President and Chief Executive Officer of the Issuer.  As such, the Filing Person acquired the 84,500 shares of Common Stock underlying options and the 25 shares underlying restricted stock units described in Item 3 as compensation for services in these positions.

The 24,000 shares of Common Stock described in Item 3 that the Filing Person indirectly owns through the Elliot U.S. RSP Account were acquired for investment purposes.  The Filing Person acquired indirect beneficial ownership of the 80,000 shares of Common Stock described in Item 3 that are held in the Spousal RSP Accounts pursuant to the Spousal Powers of Attorney.

The Filing Person intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. The Filing Person may acquire additional securities of the Issuer directly, or may, in the future, dispose of the securities he holds directly and indirectly. Any acquisition or disposition may be effected by the Filing Person at any time without prior notice. The Filing Person may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the Filing Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) The Filing Person beneficially owns in the aggregate 3,157,058 shares of Common Stock, which constitute 5.7% of the outstanding shares of Common Stock, based upon 53,448,441 shares of Common Stock outstanding as of March 17, 2011, and calculated in accordance with Rule 13d-3(d)(i)(D).

(b) The Filing Person has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 3,077,083 shares of Common Stock, which include (i) 514,453 shares owned directly, (ii) 2,396,804 shares underlying stock options presently exercisable or exercisable within 60 days following the Filing Date, (iii) 86,869 shares held by two separate family trusts for which the Filing Person is the sole trustee (collectively, the “Trusts”), (iv) 24,000 shares held in the Elliot U.S. RSP Account and (v) 54,957 shares held in the Filing Person’s Registered Retirement Savings Plan (“RSSP”) account (the “Elliot RSSP Account”, and together with the Elliot U.S. RSP Account and the Spousal RSP Accounts, the “Family RSP Accounts”).

The Filing Person has shared power to vote or direct the vote, and to dispose or direct the disposition, of an aggregate of 80,000 shares of Common Stock that the Filing Person indirectly beneficially owns pursuant to the Spousal Powers of Attorney.  These 80,000 shares are held by the Filing Person’s wife in three RSP accounts maintained by the Filing Person’s wife (the “Spousal RSP Accounts”).

Power to vote and dispose of these 80,000 shares is shared with Rachel Grinberg, the Filing Person’s wife, who currently resides in Canada.  All communications directed to Mrs. Grinberg in connection with this Schedule 13D should be addressed to Mrs. Rachel Grinberg, Tucows Inc., 96 Mowat Avenue, Toronto, Ontario, Canada, M6K 3M1, c/o Elliot Noss.  Mrs. Grinberg is an attorney and is a citizen of Canada. During the last five years, Mrs. Grinberg has not been convicted in a criminal proceeding.  In addition, during the last five years, Mrs. Grinberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) During the 60 days preceding the Filing Date, the Elliot U.S. RSP Account and one of the Spousal RSP Accounts each acquired 24,000 shares of Common Stock in an open market transaction at a price of $0.8373 per share.  Each of these transactions were consummated on March 4, 2011.  No other transactions in shares of Common Stock were made during the 60 days preceding the Filing Date by the Filing Person, the Filing Person’s wife, the Trusts or any Family RSP Account.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Filing Person has control over the Spousal RSP Accounts held by his wife pursuant to the Spousal Powers of Attorney. The Spousal Powers of Attorney authorize the Filing Person to act on behalf of his wife in all matters in connection with the Spousal RSP Accounts, including, specifically (a) effecting purchases, sales, short sales and trades in any securities, foreign exchange, commodities and contracts relating to the same, (b) delivering securities for the Spousal RSP Accounts, and instructing the broker to deliver securities from the Spousal RSP Accounts to the Filing Person, in such name and form as the Filing Person directs, (c) receiving and directing payments from the Spousal RSP Accounts and instructing the broker to make payments from the Spousal RSP Accounts, (d) selling, assigning, endorsing and transferring any securities standing in his wife’s name and executing any documents necessary to effectuate the foregoing and (e) receiving, approving and confirming notices and statements of transactions made for the Spousal RSP Accounts.  Mrs. Grinberg shares the above powers with the Filing Person.

As of the Filing Date, Mrs. Grinberg holds an aggregate of 80,000 shares of Common Stock in the Spousal RSP Accounts, over which the Filing Person has indirect beneficial ownership pursuant to the Spousal Powers of Attorney.  Unless earlier revoked, each of the Spousal Powers of Attorney terminates at the death of the principal.

Item 7.   Material to be Filed as Exhibits.

99.1           General Power of Attorney, dated January 29, 2007.

99.2           General Power of Attorney, dated April 13, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2011 (Date) /s/ ELLIOT NOSS (Signature) Elliot Noss (Name and Title)